Fan Engagement & Membership Platform Sometimes Called Patreon For Sports



plus.fan Dayton, OH 𝕏 in f   Technology   B2B   SaaS   B2C   Subscription

Highlights



Repeat Founder
Started a prior company with
$2M+ in funding or revenue

1. The 95% of teams outside the elite leagues struggle to engage fans beyond gameday and social media

2. At least 76% of fans are anonymous to teams w/ no contact data at all, let alone a true relationship

3. Plus.Fan is a fan membership platform that provides more engagement, more data, and more revenue

4. Our no cost/rev share model is driving our install base - 23 teams in 9 countries since launch

5. Lead client has 1,200 members with a 88% paid member retention rate after first 90 days

6. Our AI-powered Playbook will be incredibly sticky, becoming the default way to engage fans.

7. Experienced leadership with SaaS exit and 110+ years in software, analytics, marketing, and sports.

Featured Investor



Helder Machado
Syndicate Lead

Follow

Invested $50,000 ⓘ

"I am incredibly excited about the Plus.Fan platform as a business opportunity and honored to be part of its journey. As an avid sports fan and a seasoned technology entrepreneur, Plus.Fan represents a powerful convergence of two of my lifelong passions.

With over 30 years in the IT and cybersecurity industry and as the CEO of Machado Consulting for the past 24 years, I've witnessed firsthand what it takes to build and scale successful technology ventures. My military service, including roles..."

Read More

Team



Steve Paris Chief Executive Officer

Steve is a senior leader with 30 years of experience in both big corporate and startup environments across marketing, sales, SaaS, client services and sports industries.

in



David Crouch Chief Operating Officer

Experienced software industry founder with exit 30+ yrs sales and client



Experienced software industry founder with exit 30+ yrs sales and client services COO at Ultra Commerce, CEO and Founder at Slatwall Commerce (Acquired)



Brad Gustavesen Chief Marketing Officer

Experienced software industry founder with exit 20+ yrs eCommerce, web development global tech CMO at Ultra Commerce CMO & Founder at Slatwall Commerce (Acquired)



Sumit Verma Chief Technology Officer

Experienced founder with exit 25+ yrs in software industry and tech consulting CTO at Ultra Commerce and product architect, CTO & Founder at Slatwall Commerce (Acquired)



Harsh Verma Managing Director, India

IT and technology industry veteran leader. Held key leadership roles in organizations like IBM India Pvt. Ltd., SAS India Pvt. Ltd., Satyam Computers.



Robert Elder Advisor

A pioneer in the digital media ecosystem, Rob has held multiple CXO and lead sales roles for nearly 30 years with well known properties like Live Nation, People, NBC, as well as being a veteran of multiple startups with exits.

Pitch Deck


PLUS.FAN
Fan Engagement & Membership Platform for the 95%
February 2026

The Fan Engagement OS for the 95%

In a February report BCG claims the future of sports business belongs to organizations that treat fan engagement as a core commercial engine:

- **Direct fan relationships** are now the biggest commercial differentiator;
- **First party fan identity** is the new currency;
- **Engagement must be continuous**, not just game-day moments.

This is a massive opportunity for the big teams.

But for the 95% of **global sports teams operating outside of the elite leagues struggling for resources** in the absence of big media contracts?

Their very survival may be at stake without new sources of revenue.

Enter Plus.Fan, the Fan Engagement Operating System for the 95%

We are already working with 23 teams in 9 countries across 5 sports.

Our revenue share model means more **connection**, **more data**, and more **revenue** for teams with **no upfront cost.**

Pitch


PLUS.FAN
Carrick Rangers FC
Upcoming Actions
Carrick Rangers
Big Match Weekend
The Team Is Ready For A Big One!

Plus.Fan is a turnkey fan engagement and membership platform built specifically for sports that is quick to launch, easy to use, and requires no additional resources for most teams.

We help teams:

- Build free and paid membership programs for fans;
- Engage fans beyond the arena and collect 1st party data;
- Streamline content creation, distribution and management;
- Deliver behind the scenes content and insider experiences.

The core of the platform is a highly flexible membership platform that automates resource intensive tasks like sign-ups, renewals, upsells, payment, and customer support.

Content creation, management, and distribution features makes it easy for teams to create new or use existing content and push it across Plus.Fan and social media platforms, driving fan monetization without sacrificing reach or awareness goals.

Our mobile app augments the fan experience, with live game updates, rosters, and schedules, while providing easy access to behind the scenes content not available elsewhere.

The **Plus.Fan Playbook,** in development, will leverage AI to develop and execute a customized engagement plan for each team, providing match previews, recaps, in game posts, and other content, while our **Personalization Engine** will leverage engagement data and analytics to drive a stronger fan experience.

With Plus.Fan, mid-tier sports teams around the world have a secret fan engagement weapon built specifically for their high pressure, fast paced, and low resource environments. **Some call us Patreon for Sports.**

Problem



>95%
Over 95% of global sports teams exist outside of the bright lights and big names of the power leagues and conferences.
These teams struggle to engage beyond game day and social.
Plus.Fan addresses those gaps

95% of global sports teams operate outside of the elite leagues. Without large media contracts, they often struggle for resources.

Many depend on sponsors for 30% or more of their revenue, and those sponsors are increasingly looking for performance metrics to justify their investment. With limited fan data, teams have a significant portion of their revenue at risk.



The Revenue Challenge for the 95%
Sponsors
Concessions
Ticketing
30% of revenue is tied to sponsors
60% have renewals tied to fan data
24% fans with contact data
Teams have revenue at risk because their fans are anonymous

At the same time, **82% of fans say they want more connection** to their teams and will spend more money if they felt more connected.



Fans Want More Connection
All Fans
Fans under 35
If teams made fans feel more valued and connected...
Want to feel more connected


Would feel more connected with regular access to BTS content
Would join a digital fan community
28%
subscribe to a fan membership
25% - buy more merch
27% - attend more games
34% - more invested

Fans want more, but short on data, short on resources, short on budget, the 95% are struggling to give them what they want.

Solution


PLUS.FAN
Fan Membership Platform & Playbook
Build free and paid membership programs for fans
Engage fans beyond the arena & collects 1st party data
Streamlines content creation, distribution & management
Behind the scenes short clips, outtakes, unfiltered
More connection, more data, more revenue for teams with no upfront cost

Teams can set up multiple membership tiers using our platform, with no technical skills needed and no new resources Our AI-driven playbook, in development builds a customized and complete fan engagement plan for a team with assignable tasks, actions and content recommendations in just 15 minutes.


All-in-one membership platform for sports teams
Mobile app
Content management system
Community discussions
Membership management tools
Exclusive fan access
Behind-the-scenes videos
Player interviews
Live & archived games
Fan voting
VIP experience

Whether using the mobile app or the desktop version, Plus.Fan is similar to a social media feed, but without the noise.

For fans that means no cat videos, no ads for jeans, no distractions. Just great insider experiences.


Behind the scenes short clips, outtakes, unfiltered
Live and archived streams (rights holders)
Fan voting and polling, virtual press conferences
Promotions, perks, special events & experiences
Add value to existing ticket packages and programs

For teams, this means new revenue, no ads for their sponsor's competitors, and first party, permission based data on everyone that engages with Plus.Fan.

Market Opportunity

We all know that sports market is massive, with some estimates suggesting more than 3.5 billion global sports fans. The global sports fan engagement market alone was estimated at $6.1 billion in 2025, growing at a CAGR of over 15%.

What most do not realize, is that **95% of global sports teams compete outside the bright lights of the elite leagues.** That's where Plus.Fan is focused.

We have four core markets:

1. Mid-tier European clubs
2. Secondary sports and teams in US and Canada
3. US College market
4. India, primarily cricket

Within these four segments, there are nearly 30 million fans and 20,000 teams.



Segment	Fans	Teams	$
Mid-tier Europe	20.7M	13,830	$1.6B
US/CA 2ndry	2.8M	3,699	$219M
US College	3.3M	1,330	$429M
India (Cricket)	1.5M	986	$37.5M
Total SAM	**29.8M**	**19,845**	**$2.3B**

Despite the opportunity the 95% represents, there's not a lot of competitors for their business. Most players either offer point solutions - they do one or two things well, for example ticketing, video distribution, or merchandising, or they offer high cost platforms that only the largest, most well resourced organizations can deploy.



Plus.Fan sits in the top right corner, offering a platform with broad capabilities and a business model that works for the 95% of teams outside the elite leagues.

Revenue & GTM Model Based on Partnership



With no upfront cost or ongoing fees to teams, our incentives are completely aligned with our teams. Fans pay a monthly or annual membership for exclusive insider access and benefits. Plus.Fan shares that revenue with the team, keeping a share for ourselves.

When Fans Win, Teams Win and Plus.Fan Wins.

Our product roadmap has been driven by feedback from our teams. While we initially launched with a highly flexible membership platform that allowed teams to easily gate content for various audiences, subsequent features have been focused on solving existing pain points for clients.

In the future, some of these features will carry fees, providing greater functionality for those that need it, but still maintaining the no cost/rev share model that will drive our install base.

Fan Engagement OS for the 95%


v1
Membership & Gated Content
v2
Content Mgt & Distribution
v3
AI Content Creation
v4
Personalization Engine
Global Multi-Sport Fan Engagement DB
Driven by client feedback & fan behavior

The Plus.Fan revenue model is scalable and repeatable as increased team adoption drives higher subscriber acquisition while platform development costs remain relatively fixed.

Growth drivers include:


Network Effects
More teams attract more subscribers across the platform
One-to-Many Focus
Leagues and multi-team ownership groups
Strategic Partnerships
Agencies working with teams and leagues, especially in global markets

Once the Plus.Fan Playbook is fully launched with millions of data points from members, teams and games, all contributing to the development of the AI model, it will become a unique engine to fuel the fan engagement strategies and plans for teams of all sizes.

Traction

Plus.Fan has shown early traction worldwide with teams hailing from different sporting disciplines and all corners of the globe. The roster of more than 20 teams includes:

- Carrick Rangers FC (Northern Ireland Football League Premiership)
- Gaur Gorakhpur Lions (2025 UPT20 champions, India professional cricket)
- Worcester Bravehearts (USA futures baseball league)
- Fife Flyers (oldest team in UK's Elite Ice Hockey League)
- York City FC (UK National League Football Club)
- Brooklyn FC (USA soccer): women's USL Super League (launching men in 2026)


Global Client Base

Plus.Fan has added new teams at a rate of over one per month since launch Jand has a robust current pipeline expected to accelerate the growth across teams and sports. This indicates broad market validation across geographies and sports categories.

Carrick Rangers FC Chairman, Peter Clarke, noted: "*Plus.Fan is a game-changer for our supporters.*"

Use of Funds

Our target raise is $750K from all sources. This will bring us through version 3 of the platform (AI Content Creation) and deep into version 4 development (Personalization Engine). It will also help us accelerate team acquisition and build the processes to support scale on our way to a 5 year goal of over 1,000 teams.



Our Ask: $750K
20% SAFE, $7M Valuation Cap
12- 18 month KPIs
Members: 15,000+
Clients: 50+ teams
Rev: $1M ARR
Product: v4 in beta
1
Product Development
2
Lean Support & Ops
3
Sales & Marketing
$750K
Use of Funds
JUMPSTART
Entrepreneurs' Center

In December of 2025, Plus.Fan was accepted into the JumpStart Ventures Trailblazer Software Accelerator. The program is highly selective - accepting only 7% of applicants - and focuses on startups that they believe will be venture capital ready in 12 months or less.

In addition to significant subject matter expertise in areas including finance, go-to-market, marketing and product, JumpStart has provided $50,000 in non-dilutive (no equity exchanged) funding. We have also received $27K in non-dilutive funding as part of the Dayton Entrepreneurial Services Program.

Both of these programs offer significant validation of our belief that Plus.Fan is building the Fan Engagement Operating System for the 95%.

Our Team



Experienced Team
Sports Industry
Software Development
Marketing & Sales
Insights & Analytics
3X Founders
Prior Exit
Steve Paris
CEO
Dave Crouch
Operations
Sumit Verma
Product
Brad Gustavesen
Marketing
General Mills
Slatwall Commerce
symphony
AIMIA
TEN24

We are experienced operators with both deep corporate and startup experience, including successfully building and exiting Slatwall Commerce in 2021.

Just as importantly, we have known and worked together for decades. We know how to get things done, how to disagree, and exactly what to expect when things get hard.

Own a share of the Future of Sports Fan Engagement

Plus.Fan is building the fan engagement operating system for the 95% of global sports teams that operate outside the elite leagues. We're transforming how they engage their fans, giving them more engagement, more data, and more revenue.

Join us today.



PLUS.FAN
Invest in
Plus.Fan today

Disclaimer:

Investment involves substantial risk and is suitable only for investors who can afford to lose their entire investment. Forward-looking statements are based on current expectations, and actual results may differ materially from projections due to market conditions, competitive factors, and execution risks. Projected team acquisition growth depends on market conditions, partnership development success, and execution capabilities. Future growth cannot be guaranteed.